UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2023

ANTELOPE ENTERPRISE HOLDINGS LTD.

(Translation of registrant’s name into English)

Room 1802, Block D, Zhonghai International Center,

Hi- Tech Zone, Chengdu, Sichuan Province, PRC

Telephone +86 (28) 8532 4355

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Appointment of Certain Officer and Directors

On August 28, 2023, the Board appointed Ms. Xiaoying Song as the new independent director of the Board, effective on September 1, 2023.

The biographical information of Ms. Song is set forth below.

Ms. Xiaoying Song has extensive experience in business administration and operations as well as investment management, and has been a co-founder of several companies. From 2020 to 2023, she has acted as the chief executive officer and the co-founder of Sichuan Huanyu Interchange Group Co., Ltd, which operates as a bidding agency for contracts, and engages in engineering supervision, construction labor subcontracting and other related businesses. From 2016 to 2019, Ms. Song has acted as the chief executive officer and the co-founder of Chengdu Houshi Technology Co., Ltd, which engages in technology development, technical services and information technology consulting service. From 2013 to 2016, Ms. Song has acted as the chief executive officer and the co-founder of Chengdu Huaxin Wealth Management Co., Ltd, an investment management, investment consulting, and business services firm. Ms. Song obtained an Associate’s Degree in Air Crew from Nanchang Institute of Technology in 2013.

Ms. Song you will receive is $3,000 worth of Class A ordinary shares of the Company, no par value, each month at a price that is equal to the closing price of the last trading day of such month. Ms. Song does not have a family relationship with any other director or officer of the Company as defined in Item 401 of Regulation S-K.

A copy of the offer letter of Ms. Song is attached hereto as exhibit 10.1.

SUBMITTED HEREWITH

Exhibits:

10.1	Offer Letter to Ms. Xiaoying Song

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

ANTELOPE ENTERPRISE HOLDINGS LTD.

	By:	/s/ Hen Man Edmund
Hen Man Edmund
Chief Financial Officer

Date: September 1, 2023